Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2008

                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 25, 2008

List of materials

Documents attached hereto:


i) Press release announcing Samsung and Sony Agreed on Establishing Additional
                             8th Generation Line at S-LCD



                                                                  April 25, 2008
                                                    Samsung Electronic Co., Ltd.
                                                                Sony Corporation


                    Samsung and Sony Agreed on Establishing
                    Additional 8th Generation Line at S-LCD


Seoul, Korea/Tokyo, Japan, April 25, 2008 - Samsung Electronics Co., Ltd. ("Samsung") and Sony Corporation ("Sony") today announced that they have signed a contract to establish an additional 8th generation amorphous TFT-LCD manufacturing line ("8-2 line") at their joint venture, S-LCD Corporation ("S-LCD").

S-LCD, established in April 2004, started its 7th generation line operation in April 2005 and its first 8th generation line operation in August 2007 to manufacture and supply TFT-LCD panels to Samsung and Sony. To meet the increase of the world demand for LCD televisions, Samsung and Sony agreed to expand the capacity of the 8th generation line. Total investment for the 8-2 line will be approximately 1.8 trillion KRW (approximately $1.9 billion/200 billion JPY) and will be invested by S-LCD.

The 8-2 line is to be built in the Tangjeong Complex, and production is targeted to start in the second quarter of 2009. The production capacity of the new line is expected to be initially 60,000 sheets per month (substrate glass input basis). The size of substrate glass from this line will be 2,200 x 2,500mm.

By adding the 8-2 line, together with the current 8th and 7th generation lines in Tangjeong,S-LCD is expected to be a stable and efficient supplier to Samsung and Sony of large screen LCD panels.


(S-LCD Production Line Status) (as of April 25, 2008)

   7th Generation Line
   -------------------
   Startup: April 2005
   Current capacity: 100,000 sheets / month(*)
   Motherglass size: 1,870 x 2,200 mm

   First 8th Generation Line
   -------------------------
   Startup: August 2007
   Current capacity: 50,000 sheets / month(*)
   Motherglass size: 2,200 x 2,500 mm

< Additional 8th Generation Line >
   Startup: 2nd Quarter 2009
   Initial capacity: 60,000 sheets / month(*)
   Motherglass size: 2,200 x 2,500 mm

(*) substrate glass input basis


About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2007 consolidated sales of US$103.4 billion. Employing approximately 150,000 people in 134 offices in 62 countries, the company consists of five main business units: Digital Media Business, LCD Business, Semiconductor Business, Telecommunication Business and Digital Appliance Business. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs. For more information, please visit www.samsung.com.

About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world. Sony recorded consolidated annual sales of approximately $70 billion for the fiscal year ended March 31, 2007. Sony Global Web Site: http://www.sony.net/

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